U.S. Securities and Exchange Commission
                           Washington, D.C. 20549

                                 Form 10-SB


             GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                          SMALL BUSINESS ISSUERS

    Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934



                          SICLONE INDUSTRIES, INC.
               (Name of Small Business Issuer in its charter)


      DELAWARE                                                87-042699
     ----------                                              -----------
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                          Identification No.)



6269 Jamestown Court, Salt Lake City, Utah                          84121
------------------------------------------                         -------
(Address of principal executive Offices)                         (Zip Code)

Issuer's telephone number:       801-566-6627

Securities to be registered under Section 12(b) of the Act:

Title of each class                          Name of each exchange on which
to be so registered                             each class to be registered
----------------------                       ------------------------------

Securities to be registered under Section 12(g) of the Act:

                                   COMMON
                                  -------
                              (Title of Class)

          INFORMATION REQUIRED IN REGISTRATION STATEMENT

     This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe", "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company's chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships.

               PART I

Item 1.  Description of Business.

     Siclone Industries, Inc., ("Siclone" or the "Company") was originally incorporated in Delaware on November 1, 1985 as McKinnely Investments, Inc. The Company changed its name to Accoline Industries, Inc. on November 5, 1986 and again changed its name to Siclone Industries, Inc. on May 24, 1988.

     The Company has not had active business operations since its inception. In 1993, the Company entered into an agreement with Bradley S. Shepherd in which Mr. Shepherd agreed to become an officer and director of the Company and use his best efforts to organize and update the books and records of the Corporation and seek business opportunities for acquisition or participation by the Company. As of February 12, 1996, the Company has been reinstated with the state of Delaware and is actively seeking a business opportunity in which to participate.

     The Company intends to seek, investigate, and if warranted, acquire an interest in a business opportunity. The Company does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Company has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors.

     The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgment. There is no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its shareholders.

     The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that the Company has no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without the consent, vote, or approval of the Company's shareholders.

Reports to Security Holders

     Prior to the filing of this registration statement on Form 10, the Company was not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company which may be viewed at http://www.sec.gov.

Sources of Opportunities

     It is anticipated that business opportunities may be available to the Company from various sources, including its officers and directors, professional advisers, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.

     The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. Although the Company does not anticipate engaging professional firms specializing in business acquisitions or reorganizations, if management deems it in the best interests of the Company, such firms may be retained. In some instances, the Company may publish notices or advertisements seeking a potential business opportunity in financial or trade publications.

Criteria

     The Company will not restrict its search to any particular business, industry or geographical location. The Company may acquire a business opportunity or enter into a business in any industry and in any stage of development. The Company may enter into a business or opportunity involving a "start up" or new company. The Company may acquire a business opportunity in various stages of its operation.

     In seeking a business venture, the decision of management of the Company will not be controlled by an attempt to take advantage of an anticipated or perceived appeal of a specific industry, management group, or product or industry, but will be based upon the business objective of seeking long-term capital appreciation in the real value of the Company.

     In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; the history of operations, if any; prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, trade or service marks, name identification; and other relevant factors.

     To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, and numerous other factors which are difficult, if not impossible to analyze through the application of any objective criteria. In many instances, it is anticipated that the results of operations of a specific firm may not necessarily be indicative of the potential for the future because of the requirement to substantially shift marketing approaches, expand significantly, change product emphasis, change or substantially augment management, or other factors.

     Generally, the Company will analyze all available factors in the circumstances and make a determination based upon a composite of available facts, without reliance upon any single factor as controlling.

Methods of Participation of Acquisition

     Specific business opportunities will be reviewed and, on the basis of that review, the legal structure or method of participation deemed by management to be suitable will be selected. Such structures and methods may include, but are not limited to, leases, purchase and sale agreements, licenses, joint ventures, other contractual arrangements, and may involve a reorganization, merger or consolidation transaction. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization.

Procedures

     As part of the Company's investigation of business opportunities, officers and directors may meet personally with management and key personnel of the firm sponsoring the business opportunity, visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and conduct other reasonable measures.

     The Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of product, service and company history; management resumes; financial information; available projections with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks or service marks or rights thereto; present and proposed forms of compensation to management; a description of transactions between the prospective entity and its affiliates; relevant analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; and other information deemed relevant.

Competition

     The Company expects to encounter substantial competition in its efforts to acquire a business opportunity. The primary competition is from other companies organized and funded for similar purposes, small venture capital partnerships and corporations, small business investment companies and wealthy individuals.

Employees

     The Company does not currently have any employees but relies upon the efforts of its officers and directors to conduct the business of the Company.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                            FINANCIAL STATEMENTS

Plan of Operation

     The Company has little cash and has experienced losses from inception. As of December 31, 1998, the Company had cash of $4,241 on hand. As of that date, the Company had no outstanding liabilities. The Company has no material commitments for capital expenditures for the next twelve months.

     As of the date of this Form 10-SB, the Company has yet to generate positive cash flow. Since inception, the Company has primarily financed its operations through the sale of common stock.

     The Company believes that its current cash needs can be met with the cash on hand for at least the next twelve months. However, should the Company obtain a business opportunity, it may be necessary to raise additional capital. This may be accomplished by selling common stock of the Company.

     Management of the Company intends to actively seek business opportunities for the Company during the next twelve months.

The Year 2000 - Millennium Bug

     This concern, known as "The Year 2000" problem or "The Millennium Bug" is expected to effect a large number of computer systems and programs after the year 1999. The concern is that any computer function that requires a date calculation may produce errors or system failures. As a result,

computer systems and/or software used by many companies will need to be upgraded to comply with "Year 2000" requirements. The Company is presently evaluating the impact of the Year 2000 issue as it affects its business operations and interfaces . To date, the Company is unaware of any situation of noncompliance that would materially adversely effect its operations or financial condition. There can be no assurance, however, that instances of noncompliance which could have a material adverse effect on the Company's operations or financial condition have been identified. Additional, there can be no assurance that the systems of other companies with which the Company transacts business will be corrected on a timely basis, or that failure by such third party entities to correct a Year 2000 problem, or a correction which is incompatible with the Company's information systems, would not have a material adverse effect on the Company's operations or financial condition.

Item 3. Description of Property

     The Company does not currently own any property. The Company utilizes office space in the residence of Bradley S. Shepherd at no cost. Until such time as the Company pursues a viable business opportunity and recognizes income, it will not seek independent office space.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management; Changes in Control

     The following table sets forth as of April 1, 1999, the name and the number of shares of the Registrant's Common Stock, par value $0.001 per share, held of record or beneficially by each person who held of record, or was known by the Registrant to own beneficially, more than 5% of the 23,810,000 issued and outstanding shares of the Registrant's Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.


Title of    Name and Address of       Amount and Nature of
Class       Beneficial Owner          Beneficial Ownership    Percentage of Class
---------   -----------------------   ----------------------  --------------------

Common      Bradley S. Shepherd (1)   12,000,000              50.39
            6269 Jamestown Court
            Salt Lake City, UT 84121
____________________________________________________________________________________

Common      Officers, Directors and   12,000,000              50.39
            Nominees as a Group:
            1 person
____________________________________________________________________________________


(1) Officer and/or director

     There are no contracts or other arrangements that could result in a change of control of the Company.

Item 5. Directors, Executive Officers, Promoters and Control  Persons.

The following table sets forth as of April 1, 1999, the name, age, and position of each executive officer and director and the term of office of each director of the Corporation.

NAME                  AGE   POSITION              DIRECTOR OR OFFICER SINCE
Bradley S. Shepherd   38    Director, President   April 15, 1993
                            Secretary/Treasurer


     All officers hold their positions at the will of the Board of Directors. All directors hold their positions for one year or until their successors are elected and qualified.

     Set forth below is certain biographical information regarding each of the Company's executive officers and directors:

     Bradley S. Shepherd.  Director, President, Secretary/Treasurer, age
38. Mr. Shepherd is the owner and manager of Shepherd's Allstar Lanes, Inc., a bowling center, restaurant, and lounge located in West Jordan, Utah. After managing the business for three years, Mr. Shepherd purchased the business in June of 1993.

     Mr. Shepherd also manages and is trustee for the Roger L. Shepherd Family Trust which owns and leases commercial office and warehouse buildings and residential properties in the Salt Lake City area.

     Mr Shepherd also serves as Director, President, Secretary, and Treasurer of Patriot Investment Corporation, a Nevada corporation. Patriot Investment Corporation is a publicly held company seeking to acquire an interest in a business opportunity. Mr. Shepherd was elected to these offices in December of 1994 by shareholders holding a majority of the issued and outstanding shares of the company.

     Prior to his current business activities, Mr. Shepherd spent 10 years working in the securities industry as an account representative and then securities trader for R.A. Johnson Company, Inc., and then Olsen Payne and Company, both Salt Lake City, brokerage firms.

     To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

     (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);


     (3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities;

          (I) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

          (ii)  engaging in any type of business practice; or

          (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

     (4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

     (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated

     (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Item 6. Executive Compensation.

     The following table sets forth certain summary information concerning the compensation paid or accrued for each of the Registrant's last three completed fiscal years to the Registrant's or its principal subsidiaries chief executive officers and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 1998, the end of the Registrant's last completed fiscal year).

                              SUMMARY COMPENSATION TABLE

Name &
Principal                             Bonus  Compen- Stock   Options/  LTIP  Compen-
Position                Year   Salary $      sation  Awards  SARs      Payout sation
-------------------------------------------------------------------------------------
Bradley S. Shepherd (1) 1998   -0-    -0-    -0-     -0-     -0-       -0-   -0-
President, Secretary/   1997   -0-    -0-    -0-     -0-     -0-       -0-   -0-
Treasurer               1996   -0-    -0-    -0-     -0-     -0-       -0-   -0-


(1) Mr. Shepherd was granted a three year option to acquire up to 12,000,000 shares of the Company's restricted Common stock at an exercise price of $.001 per share on April 15, 1993 as an inducement to become an officer and director of the Company. In 1996, Mr. Shepherd exercised his option to acquire all 12,000,000 shares of restricted Common stock.

Compensation of Directors

          None.

Employment Contracts and Termination of Employment and Change in Control Arrangement

     There are no employment contracts between the Company and any of its officers or directors.

     There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in Cash Compensation set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a changing in control of the Company.

Item 7. Certain Relationships and Related Transactions.

     In 1993, the Company granted Bradley S. Shepherd an option to purchase up to 12,000,000 shares of the Company's Common stock at an exercise price of $0.001 as an inducement to become an officer and director of the Company. In 1996 Mr. Shepherd exercised his option for all 12,000,000 shares.

     The Company utilizes office space at the residence of Mr. Shepherd to conducts its activities at no charge to the Company.

Item 8. Description of Securities.

     The Company is presently authorized to issue 30,000,00 shares of $.001 par value Common Stock. All Shares, when issued, will be fully paid and nonassessable. All shares are equal to each other with respect to liquidation and dividend rights. Holders of voting shares are entitled to one vote for each share they own at any Shareholders' meeting.

     Holders of Shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro-rata in a distribution of assets available for such a distribution to Shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any Shares.

     The Common Stock of the Company does not have cumulative voting rights which means that the holders of more than 50% of the voting shares voting for election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining Shares aggregating less than 50% will not be able to elect any directors.

     The Company is also authorized to issue 5,000,000 shares of preferred stock, par value $.001 per share. The board of directors, without shareholder action, and within the limits set forth in the Utah Revised Business Corporation Act, have the authority to; (a) designate in whole or in part, the preferences, limitations and relative rights of any class of shares before the issuance of any shares of that class; (b) create one or more series within a class of shares, fix the number of shares of each such series, and designate, in whole or part, the preferences, limitations, and relative rights of the series, all before the issuance of any shares of that series; (c) alter or revoke the preferences, limitations, and relative rights granted to or imposed upon any wholly unissued class of shares or any wholly unissued series of any class of shares; or (d) increase or decrease the number of shares constituting any series, the number of shares of which was originally fixed by the board of directors, either before or after the issuance of shares of the series; provided that, the number may not be decreased below the number of shares of the series then outstanding, or increased above the total number of authorized shares of the applicable class of shares available for designation as a part of the series. The allocation among the series of each class of unlimited voting rights and the right to receive the net assets of the Corporation upon dissolution, shall be as designated by the board of directors. Shares of any class of stock may be issued, without shareholder action, in one or more series as may from time to time be determined by the board of directors.

     The Company has appointed OTC Stock Transfer as the transfer agent and registrar for the Company's securities.

                                  PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     The Company's common stock is listed on the Over the Counter Bulletin Board ("OTCBB"), under the symbol "SICI". As of April 1, 1999, the Company had 291 shareholders holding 23,810,000 shares of common stock. Of the issued and outstanding common stock, 1,110,000 are free trading, the balance are restricted stock as that term is used in Rule 144. The Company has never declared a dividend on its Common Stock.

     The last bid for the Company's common stock was in June, 1990 and the stock has not actively traded since that time.

     The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future. The Company's ability to pay dividends is subject to limitations imposed by Delaware law. Under Delaware law, dividends may be paid to the extent that the corporation's assets exceed its liabilities and it is able to pay its debts as they become due in the usual course of business.
                                     10



Item 2.   Legal Proceedings.

     No legal proceedings are threatened or pending against the Company or any of its officers or directors. Further none of the Company's officers or directors or affiliates of the Company are parties against the Company or have any material interests in actions that are adverse to the Company's interests.

Item 3.   Changes in and Disagreements with Accountants.

     None.

Item 4. Recent Sales of Unregistered Securities.

Shepherd Option Exercise


     (a)    Date of Sale           Title     Amount of Securities Sold
            ------------           -----     -------------------------
            February 12, 1996      Common    12,000,000

     (b) The securities were not publicly offered. The securities were issued to Bradley S. Shepherd in exchange for $12,000.

     (c) The Company received cash consideration for the exercise of the options. The cash was used as operating capital for the Company.

     (d) The Company relied upon section 4(2) of the Securities Act of 1933 to effect the exchange of shares. All shares were exchanged in an isolated private transaction not involving any public solicitation or offering.

     (f)  All proceeds were used for working capital.

Item 5. Indemnification of Directors and Officers.

     There are no provisions in the Delaware corporation law or the Articles of Incorporation of the Registrant requiring the corporation to indemnify any of the Registrant officers and directors. The by-laws of the registrant provide for indemnification as follows:

     The corporation shall indemnify its officers, directors, employees and agents to the extent permitted by the General
     Corporation Law of Delaware.

     The Articles of Incorporation of the registrant provide for indemnification as follows:

     The Corporation shall indemnify any and all persons who may serve or who have served at any time as director or officers, or who, at the request of the Board of Directors of the corporation, may serve, or at any time have served as directors or officers of another corporation in which the Corporation at such time owned or may own shares of stock, or which it was or may be a creditor, and the respective heirs, administrators, successors, and assigns, against any and all expenses, including amounts paid (before or after suite is commenced), actually or necessarily by such persons in connection with the defense or settlement or any claim, action, suit, or proceeding in which they, or any of them, are made parties, or a party, or which may be assessed against them or any of them, by reason of being or having been directors or officers of the Corporation, or such other corporation, except in relation to matters as to which any such director or officer of the Corporation, or such other corporation, or former director or officer shall be adjudged in any action, suit or proceeding to be liable for his own negligence of misconduct in the performance of his duties. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, by-law, agreement, vote of stockholders or otherwise.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the Company pursuant to the provisions of the Company's Certificate of Incorporation, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                 PART F/S

                         SICLONE INDUSTRIES, INC.
                      (A Development Stage Company)

                      INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants

Balance Sheet as of December 31, 1998

Statement of Operations from inception on November 1, 1985 through December 31, 1998

Statements of Stockholders' Equity for years ended December 31, 1987 through December 31, 1998

Statements of Cash Flows for the years ended December 31, 1997 and December 31, 1998 and for the Period from November 1, 1985 (Inception) through December 31, 1998

Notes to the Financial Statements

                                  PART III


Item 1. Index and Description of Exhibits.

Exhibit
Number         Title of Document                       Location
---------      -----------------------                 -----------------
2.01           Articles of Incorporation, as amended   See Attached

2.02           Bylaws                                  See Attached

------------------------------------------------------------------------

                                 SIGNATURES

------------------------------------------------------------------------

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.


                                   Siclone Industries, Inc.


Date:                              By: /s/ Bradley S. Shepherd
                                   ---------------------------
                                   Bradley S. Shepherd
                                   President

Date:                              By: /s/ Bradley S. Shepherd
                                   ---------------------------
                                   Bradley S. Shepherd

                                  PART III


Item 1. Index and Description of Exhibits.

Exhibit
Number         Title of Document                       Location
---------      -----------------------                 -----------------
2.01           Articles of Incorporation, as amended   See Attached

2.02           Bylaws                                  See Attached

------------------------------------------------------------------------

                                 SIGNATURES

------------------------------------------------------------------------

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.


                                   Siclone Industries, Inc.


Date:                              By: /s/ Bradley S. Shepherd
                                   ---------------------------
                                   Bradley S. Shepherd
                                   President

Date:                              By: /s/ Bradley S. Shepherd
                                   ---------------------------
                                   Bradley S. Shepherd

                          SICLONE INDUSTRIES, INC.
                       (A Development Stage Company)

                            Financial Statements

                         December 31, 1998 and 1997

                              C O N T E N T S


Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . .  3

Balance Sheet. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4

Statements of Operations . . . . . . . . . . . . . . . . . . . . . . . . .  5

Statements of Stockholders' Equity . . . . . . . . . . . . . . . . . . . .  6

Statements of Cash Flows . . . . . . . . . . . . . . . . . . . . . . . . . 10

Notes to the Financial Statements  . . . . . . . . . . . . . . . . . . . . 11

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Private Companies
Practice Section
/End Letterhead/
                        INDEPENDENT AUDITORS' REPORT

Board of Directors
Siclone Industries, Inc.
(A Development Stage Company)
Salt Lake City, Utah

We have audited the accompanying balance sheet of Siclone Industries, Inc. (a development stage company) as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997 and from inception on November 1, 1985 through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Siclone Industries, Inc. (a development stage company) as of December 31, 1998, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 and from inception on November 1, 1985 through December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has no operating capital that together raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ Jones, Jensen & Company
/Letterhead/ Jones, Jensen & Company
Salt Lake City, Utah
February 5, 1999
50 South Main Street, Suite 1450, Salt Lake City, Utah 84144
Telephone (801) 328-4408 Facsimile (801) 328-4461 /End of Letterhead/
                          SICLONE INDUSTRIES, INC.
                       (A Development Stage Company)
                               Balance Sheet

                                        ASSETS
                                       -------
                                                               December 31,
                                                                   1998
                                                               ------------
CURRENT ASSETS

  Cash                                                         $    4,241               ------------

     Total Current Assets                                           4,241
                                                               ------------
     TOTAL  ASSETS                                             $    4,241
                                                               ============

                         LIABILITIES AND STOCKHOLDERS' EQUITY
                         ------------------------------------

CURRENT LIABILITIES

  Accounts payable                                             $     -

      Total Liabilities                                              -
                                                               ------------
STOCKHOLDERS' EQUITY

  Stock authorized 30,000,000 common shares  and
   5,000,000 preferred shares at  $0.001 par value;
   23,810,000 common shares issued and outstanding
   and no preferred shares issued and outstanding                  23,810
  Additional paid-in capital                                      583,693
  Deficit accumulated during the development stage               (603,262)
                                                              ------------
     Total Stockholders' Equity                                     4,241
                                                              ------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $    4,241
                                                              ============

 The accompanying notes are an integral part of these financial statements

                          SICLONE INDUSTRIES, INC.
                       (A Development Stage Company)
                          Statements of Operations

                                                                              From
                                                                       Inception on
                                                                       November 1,
                                                                       1985 Through
                                                     1998         1997        1998
                                               -----------  ----------- -----------

REVENUES                                       $        -   $        -  $        -

EXPENSES                                             (770)      (1,373)     (7,759)

LOSS FROM DISCONTINUED
 OPERATIONS                                             -            -    (595,503)
                                               -----------  ----------- -----------
NET LOSS                                       $     (770)  $   (1,373) $ (603,262)
                                               ===========  =========== ===========

BASIC LOSS PER SHARE                           $    (0.00)  $    (0.00)


 The accompanying notes are an integral part of these financial statements

                          SICLONE INDUSTRIES, INC.
                       (A Development Stage Company)
                     Statements of Stockholders' Equity

                                                                           Deficit
                                                                       Accumulated
                                                       Common Stock     Additional     During the
                                               -----------------------     Paid-In    Development
                                      Shares     Amount       Capital        Stage
                                 ------------ ----------  ------------ ------------
Balance,
 November 1, 1985                          -   $      -    $        -   $        -

Issuance of 500,000 shares
 of common stock to Officers
 and Directors for cash on
 November 1, 1985 at
 $0.02 per share                     500,000        500         9,500            -

Cancellation of 140,000
 shares on February 7, 1986         (140,000)      (140)          140            -

Cancellation of 300,000 shares
 on October 1, 1986                 (300,000)      (300)          300            -

Issuance of 1,000,000 shares
 of common stock to the public
 offered March 26, 1986 at
 $0.10 per share                   1,000,000      1,000        99,000            -

Deferred offering costs
 offset against additional
 paid-in capital                           -          -       (18,678)           -

Issuance of 10,700,000
 shares of common stock
 October 10, 1986 at $0.05
 per share                        10,700,000     10,700       483,251

Issuance of 50,000 shares
 for promotional services at
 $0.001 per share                     50,000         50             -            -

Accumulated losses from
 formation on November 1, 1985
 through December 31, 1987                 -          -             -     (502,196)
                                 ------------ ----------  ------------ ------------
Balance,
 December 31, 1987                11,810,000  $  11,810   $   573,513  $  (502,196)
                                 ------------ ----------  ------------ ------------


 The accompanying notes are an integral part of these financial statements
                          SICLONE INDUSTRIES, INC.
                       (A Development Stage Company)
               Statements of Stockholders' Equity (Continued)

                                                                           Deficit
                                                                       Accumulated
                                                                        Additional
                                                                        During the
                                                     Common Stock          Paid-in    Development
                                      Shares     Amount       Capital        Stage
                                 ------------ ----------  ------------ ------------
Balance,
 December 31, 1987                11,810,000   $ 11,810    $  573,513   $ (502,196)

Net loss for the year ended
  December 31, 1988                        -          -             -      (92,783)
                                 ------------ ----------  ------------ ------------
Balance,
  December 31, 1988               11,810,000     11,810       573,513     (594,979)

Cash contributed to additional
 paid-in capital                           -          -        10,180            -

Net loss for the year ended
  December 31, 1989                        -          -             -         (524)
                                 ------------ ----------  ------------ ------------
Balance,
  December 31, 1989               11,810,000     11,810       583,693     (595,503)

Net loss for the year ended
  December 31, 1990                        -          -             -            -
                                 ------------ ----------  ------------ ------------
Balance,
  December 31, 1990               11,810,000     11,810       583,693     (595,503)

Net loss for the year ended
  December 31, 1991                        -          -             -         (758)
                                 ------------ ----------  ------------ ------------
Balance,
  December 31, 1991               11,810,000  $  11,810   $   583,693  $  (596,261)
                                 ------------ ----------  ------------ ------------


 The accompanying notes are an integral part of these financial statements

                          SICLONE INDUSTRIES, INC.
                       (A Development Stage Company)
               Statements of Stockholders' Equity (Continued)

                                                                           Deficit
                                                                       Accumulated
                                                           Additional   During the
                                                     Common Stock          Paid-in    Development
                                      Shares     Amount       Capital        Stage
                                 ------------ ----------  ------------ ------------
Balance,
 December 31, 1991                11,810,000  $   11,810  $    583,693  $ (596,261)

Net loss for the year ended
  December 31, 1992                        -          -             -         (651)
                                 ------------ ----------  ------------ ------------
Balance,
  December 31, 1992               11,810,000     11,810       583,693     (596,912)

Issuance of 1,000,000 shares
 of common stock to officer for
 cash June 7, 1993 at $0.001
 per share                         1,000,000      1,000             -            -

Net loss for the year ended
  December 31, 1993                        -          -             -       (2,513)
                                 ------------ ----------  ------------ ------------
Balance,
 December 31, 1993                12,810,000     12,810       583,693     (599,425)

Net loss for the year ended
 December 31, 1994                         -          -             -            -
                                 ------------ ----------  ------------ ------------
Balance,
 December 31, 1994                12,810,000     12,810       583,693     (599,425)

Issuance of 11,000,000
 shares of common stock to
 officer for cash at $0.001
 per share                        11,000,000     11,000             -            -

Net loss for the year ended
 December 31, 1995                         -          -             -         (438)
                                 ------------ ----------  ------------ ------------
Balance,
 December 31, 1995                23,810,000  $  23,810   $   583,693  $  (599,863)
                                 ------------ ----------  ------------ ------------

 The accompanying notes are an integral part of these financial statements

                          SICLONE INDUSTRIES, INC.
                       (A Development Stage Company)
               Statements of Stockholders' Equity (Continued)

                                                                           Deficit
                                                                       Accumulated
                                                           Additional   During the
                                                      Common Stock         Paid-in    Development
                                      Shares     Amount       Capital        Stage
                                 ------------ ----------  ------------ ------------
Balance,
 December 31, 1995                23,810,000   $ 23,810    $  583,693   $ (599,863)

Net loss for the year ended
 December 31, 1996                         -          -             -       (1,256)
                                 ------------ ----------  ------------ ------------
Balance,
 December 31, 1996                23,810,000     23,810       583,693     (601,119)

Net loss for the year ended
 December 31, 1997                         -          -             -       (1,373)
                                 ------------ ----------  ------------ ------------
Balance,
 December 31, 1997                23,810,000     23,810       583,693     (602,492)

Net loss for the year ended
 December 31, 1998                         -          -             -         (770)
                                 ------------ ----------  ------------ ------------
Balance,
 December 31, 1998                23,810,000  $  23,810   $   583,693  $  (603,262)
                                 ============ ==========  ============ ============


 The accompanying notes are an integral part of these financial statements

                          SICLONE INDUSTRIES, INC.
                       (A Development Stage Company)
                          Statements of Cash Flows

                                                                              From
                                                                        Inception on
                                                                        November 1,
                                                                        1985 Through
                                                            December 31,             December 31,
                                                     1998         1997        1998
                                               -----------  ----------- -----------

OPERATING ACTIVITIES:

  Net loss                                      $    (770)   $  (1,373)  $(603,262)
  Increase (decrease) in accounts payable               -         (300)          -
                                               -----------  ----------- -----------
       Net Cash Used by Operating Activities         (770)      (1,673)   (603,262)
                                               -----------  ----------- -----------
INVESTING ACTIVITIES:                                   -            -           -
                                               -----------  ----------- -----------

FINANCING ACTIVITIES:

  Issuance of common stock                              -            -     607,503
                                               -----------  ----------- -----------
       Net Cash Provided by
       Financing Activities                             -            -     607,503
                                               -----------  ----------- -----------

Increase (decrease) in Cash                          (770)      (1,673)      4,241

CASH AT BEGINNING OF
 PERIOD                                             5,011        6,684           -
                                               -----------  ----------- -----------

CASH AT END OF PERIOD                          $    4,241   $    5,011  $    4,241
                                               ===========  =========== ===========
CASH PAID FOR
  Interest                                     $        -   $        -  $        -
  Income taxes                                 $        -   $        -  $        -


 The accompanying notes are an integral part of these financial statements

                          SICLONE INDUSTRIES, INC.
                       (A Development Stage Company)
                     Notes to the Financial Statements
                         December 31, 1998 and 1997


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Organization

     The Company was incorporated in the State of Delaware on November 1, 1985 under the name McKinnely Investments, Inc. In November 1986, the Company changed its name to Acculine Industries, Incorporated and in May 1988 to Siclone Industries, Inc.

     The Company was incorporated for the purpose of providing a vehicle, which could be used to raise capital and seek business opportunities.

     b. Accounting Method

     The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a calendar year end.

     c. Cash and Cash Equivalents

     Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

     d. Basic Loss Per Share

     The computations of basic loss per share of common stock are based on the weighted average number of shares outstanding at the date of the financial statements.

     e. Provision for Taxes

     At December 31, 1998, the Company has net operating loss carryforwards totaling approximately $600,000 that may be offset against future taxable income through 2012. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the loss carryforwards will expire unused.
     Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

     f.  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                          SICLONE INDUSTRIES, INC.
                       (A Development Stage Company)
                     Notes to the Financial Statements
                         December 31, 1998 and 1997


NOTE 2 -  RELATED PARTY TRANSACTIONS

     During 1993, the Company's president purchased 1,000,000 shares of common stock for $1,000. During 1995, the Company's president purchased 11,000,000 shares of common stock for $11,000.

NOTE 3 -  GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has little cash and has experienced losses from inception. Without realization of additional adequate financing, it would be unlikely for the Company to pursue and realize its objectives. The Company intends to seek a merger with an existing operating company. In the interim an officer of the Company has committed to meeting its operating expenses.